UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549



                                     SCHEDULE 13G

                       Under the Securities Exchange Act of 1934
                             (Amendment No.     2     )*



                              Daw Technologies, Inc.
                           ----------------------------
                                (Name of Issuer)

                           Common Stock, $.01 Par Value
                          ------------------------------
                          (Title of Class of Securities)

                                    23922010
                              ---------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                     13G

1         NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          J. Weston Daw - SSN:  ###-##-####

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)
          (b)

3         SEC USE ONLY

4         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States



      NUMBER OF            5   SOLE VOTING POWER
       SHARES                  723,599
    BENEFICIALLY
      OWNED BY             6   SHARED VOTING POWER
       EACH                    1,440,802
     REPORTING
      PERSON               7   SOLE DISPOSITIVE POWER
       WITH                    723,599

                           8   SHARED DISPOSITIVE POWER
                               1,440,802

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
          2,164,401

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          17.6%

12        TYPE OF REPORTING PERSON*
          IN



1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. INDENTIFICATION NOL OF ABOVE PERSON

          Beverly Daw


2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)
          (b)

3         SEC USE ONLY

4         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States



     NUMBER OF             5   SOLE VOTING POWER
       SHARES                  None
    BENEFICIALLY
      OWNED BY             6   SHARED VOTING POWER
         EACH                  2,164,401
     REPORTING
       PERSON              7   SOLE DISPOSITIVE POWER
         WITH                  None

                           8   SHARED DISPOSITIVE POWER
                               2,164,401

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
          2,164,601

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          17.6%

12        TYPE OF REPORTING PERSON*
          IN

Item 1.

     (a)  Name of Issuer:  Daw Technologies, Inc.

     (b)  Address of Issuer's Principal Executive Offices:  12552
          South 125 West, Draper, Utah 84020


Item 2.

     (a)  Name of Persons Filing:  J. Weston Daw and Beverly Daw
          (the "Reporting Persons")

     (b)  Address of Principal Business Office of J. Weston Daw:
          12552 South 125 West, Draper, Utah 84020

          Address of Residence of Beverly Daw:  602 Walnut Brook
          Drive, Murray, Utah  84107

     (c)  Citizenship:  United States

     (d)  Title of Class of Securities:  Common Stock,
          $.01 Par Value (the "Common Stock")
     (e)  CUSIP Number:  23922010


Item 3.

     This statement is not filed pursuant to Rule 13d-1(b) or 13d-2(b).


Item 4.   Ownership

     (a)  Amount Beneficially owned by J. Weston Daw as of
          12/31/95:  2,164,401 shares

          Amount Beneficially owned by Beverly Daw as of 12/31/95:
          2,164,401 shares*

          *    Includes 723,599 shares beneficially owned by
               J. Weston Daw which Beverly Daw, as the spouse of J. Weston Daw, may be deemed to beneficially own as a result of such relationship.

     (b)  Percent of Class owned by J. Weston Daw as of 12/31/95:
17.6%

          Percent of Class owned by Beverly Daw as of 12/31/95:
          17.6%

     (c)  Number of shares as to which the Reporting Persons have:

          (i) sole power to vote or to direct the vote: As of December 31, 1995, J. Weston Daw had sole power to vote or to direct the vote of 723,599 shares, which included 7,500 shares underlying options that became exercisable on November 6, 1994 and November 19, 1995. Beverly Daw did not have sole power to vote or direct the vote of any shares.

          (ii) shared power to vote or to direct the vote: As of December 31, 1995, the Reporting Persons shared the power to vote or to direct the vote of 1,440,802 shares jointly held by the Reporting Persons. In addition, Beverly Daw, the spouse of J. Weston Daw, may be deemed to share voting power with respect to the shares held by J. Weston Daw as a result of such relationship.

          (iii) sole power to dispose or to direct the disposition of: As of December 31, 1995, J. Weston Daw had sole power to dispose or to direct the disposition of 723,599 shares, which included 7,500 shares underlying options that were exercisable on November 6, 1994 and November 19, 1995. Beverly Daw did not have sole power to dispose or direct the disposition of any shares.

          (iv) shared power to dispose or to direct the disposition of: As of December 31, 1995, the Reporting Persons shared the power to dispose or direct the disposition of 1,440,802 shares jointly held by the Reporting Persons. In addition, Beverly Daw, the spouse of J. Weston Daw, may be deemed to share dispositive power with respect to the shares held by J. Weston Daw as a result of such relationship.

          The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons, for purposes of
          Section 13(d) and 13(g) of the Securities Exchange Act of 1934, are the beneficial owners of all of the securities covered by this Schedule 13G.


Item 5.   Ownership of Five Percent or Less of a Class

          This statement is not being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be beneficial owners of more than five percent of the class of securities.


Item 6.   Ownership of More than Five Percent on Behalf of Another
Person

     Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
          Holding Company

     Not applicable.


Item 8.   Identification and Classification of Members of the Group

     Not applicable.


Item 9.   Notice of Dissolution of Group

     Not applicable.


Item 10.  Certification

     Not applicable.

                           SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



DATED:  May  30 , 1996             DATED:  May  30 , 1996



By /s/ RONALD W. DAW               By /s/ RONALD W. DAW
Beverly Daw by Ronald W. Daw,      J. Weston Daw by Ronald W. Daw,
Attorney-in-Fact pursuant to a     Attorney-in-Fact pursuant to a
Power of Attorney                  Power of Attorney




                            AGREEMENT


     The undersigned agree that this Amendment No. 2 to Schedule
13G of J. Weston Daw and Beverly Daw relating to the shares of Common Stock of Daw Technologies, Inc. shall be filed on behalf of the undersigned.



By /s/ RONALD W. DAW               By /s/ RONALD W. DAW
- ----------------------             ---------------------
Beverly Daw by Ronald W. Daw,      J. Weston Daw by Ronald W. Daw,
Attorney-in-Fact pursuant to a     Attorney-In-Fact pursuant to a
Power of Attorney                  Power of Attorney